Athlon Energy Inc.

420 Throckmorton Street, Suite 1200

Fort Worth, Texas 76102

July 15, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    Anne Nguyen Parker, Branch Chief

Re:                             Athlon Energy Inc.
Registration Statement on Form S-1
Filed June 5, 2013
File No. 333-189109

Dear Ms. Nguyen:

On July 10, 2013, Athlon Energy Inc. (the “Company”) submitted to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) certain pages of an anticipated amendment (the “Amendment ”) to the Company’s Registration Statement on Form S-1, File No. 333-189109 (the “Registration Statement”) containing the currently expected offering terms of the Company’s initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the maximum number of shares of common stock to be offered and the total number of shares of common stock to be outstanding after the Offering, but excluding information that the Company is entitled to omit under Rule 430A.  As a supplement to the July 10 submission, and to provide the Staff with further clarity regarding the expected terms of the Offering, the Company hereby submits as Exhibit A hereto for the Staff’s review certain revised pages of the Amendment. The Company expects to include these revised pages in an amendment to the Registration Statement, which the Company plans to file through EDGAR prior to launching the Offering.

In addition, the undersigned desires to clarify the relationship between the Company (the registrant) and Athlon Holdings LP (a subsidiary of the Company in which the Company has a 97.8% interest, with the remaining 2.2% held by management).  Athlon Holdings GP LLC (the “General Partner”) serves as the non-economic general partner of Athlon Holdings LP.  After the Offering, the General Partner will be 100% owned by the Company.   Athlon Holdings LP is managed by a Board of Supervisors that is appointed by the General Partner.  Pursuant to the limited partnership agreement of Athlon Holdings LP and in order to enable the Board of Supervisors to manage the business and affairs of Athlon Holdings LP, the General Partner has irrevocably delegated to the Board of Supervisors all management powers over the business and affairs of Athlon Holdings LP (other than its obligations as “tax matters partner”).  The Company exercises control through its ability to appoint the officers and directors of the General Partner, who in turn appoint the members of the Board of Supervisors.

Finally, it has come to the Company’s attention that one of the graphics used in the inside cover of the prospectus included in the Registration Statement may have been difficult to see clearly. The subject graphic appears at the lower left of the page. To ensure that the inside cover is not objectionable to the Staff, the Company hereby submits a revised draft of the inside cover as Exhibit B. If the Staff finds that the graphics appearing at the lower left of the page is objectionable, the Company is prepared to use the inside cover included as Exhibit C hereto.

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Please do not hesitate to contact me by telephone at (713) 546-7418 or by fax at (713) 546-5401 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert C. Reeves
Robert C. Reeves
Chief Executive Officer

Cc:                             Caroline Kim, Securities and Exchange Commission
William B. D. Butler, Athlon Energy Inc.
Sean T. Wheeler, Latham & Watkins LLP
Divakar Gupta, Latham & Watkins LLP
Gerald M. Spedale, Baker Botts L.L.P.
Jason Rocha, Baker Botts L.L.P.

Exhibit A